John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 25, 2012 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On April 22, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 40 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding one new series to the Trust – the Jacobs/Broel Value Fund (the “Fund”).

     On May 31, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Principal Investment Strategies of the Fund

1.	Comment: This section states that the Fund may, at times, hold up to 25% of its assets in cash. Please disclose whether this is a principal investment strategy or a temporary defensive strategy. If this is a temporary defensive strategy, please add the disclosure stating that the Fund may not meet its objective while pursuing the strategy.

Response: The Fund may hold up to 25% of its assets in cash as a principal investment strategy. Disclosure to this effect has been added.

Ms. Karen Rossotto U.S. Securities and Exchange Commission June 25, 2012

Summery Section – Principal Risks of Investing in the Fund

2.	Comment: Under the sub-section entitled “Risks in General,” there is a discussion on foreign market and economic conditions. Please disclose if the Fund invests in foreign securities as a principal investment strategy. If it does not invest in foreign securities as a principal investment strategy, consider whether it is necessary to disclose in the “Risks in General” about the foreign market risks.

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: The Fund’s principal investment strategies indicate that it may invest in “common stocks, preferred stocks, convertible securities, and similar instruments of various issuers.” Are there risks related to preferred stocks and convertible securities that should be added to the risk disclosure?

Response: Convertible securities and preferred securities are generally subsumed within the category of common stocks and pose the same risks. As such, the Trust does not believe that additional risk disclosure needs to be added at this time.

4.	Comment: Please consider separately disclosing the risks of investments in other investment companies and in ETFs as the combined risk disclosure section is lengthy for a summary section disclosure item.

Response: The Trust has revised the disclosure in this section to make it more streamlined. The Trust has not, however, separated out the disclosure on ETFs from that of investment companies because it believes that since an ETF is a type of investment company it makes sense to keep the risk disclosures in one place.

5.	Comment: Page 4 references “Foreign Risk” and that the Fund may invest in foreign securities including ADRs. If ADRs are principal investment strategies, please add disclosure on ADRs in the principal investment strategy section.

Response: The Trust has revised the disclosure as you have requested.

Summary Section – Tax Information

6.	Comment: After the terms “individual retirement account,” please add language to the effect that distributions from tax-deferred accounts may be taxable upon their withdrawal.

Response: The Trust has revised the disclosure as you have requested.

Temporary Defensive Positions

7.	Comment: Please add in the temporary defensive positions section the concept that if a fund is pursuing a temporary defensive position it may not achieve its investment objective.

Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission June 25, 2012

The Principal Risks of Investing in the Fund

8. Comment: Please remove the following sentence from the “Risks In General” paragraph if the fund is not sold through a banking institution: An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Trustees and Officers

9. Comment: Please revise the Item 17(b) justification for leadership structure to make it more specific. Additionally, state why having an interested chairman is appropriate.

Response: The Trust has revised the disclosure as you have requested.

10. Comment: Please disclose the Board’s oversight of risk for the Trust and how it factors into the leadership structure.

Response: The Trust has revised the disclosure as you have requested.

11. Comment: Please add the following language after the sentence “Each Trustee was nominated to serve on the Board of Trustees based on their particular experiences, qualifications, attributes and skills”:

“in light of the Fund’s business and structure.”

Response: The Trust has revised the disclosure as you have requested.

Compensation

12. Comment: Please add to the chart that there is no retirement compensation for the Board.

Response: The Trust has revised the disclosure as you have requested.

Additional Tax Information

13. Comment: On page 21, there is a paragraph entitled “higher-risk securities.” Please disclose if the Fund invests in such securities as they are not mentioned in the prospectus or elsewhere in the SAI as a potential investment.

Response: The Trust has drafted its tax disclosure intentionally broad in order to cover instruments that the Fund may, at later times, invest in. For this reason, the preface to the paragraph states “to the

Ms. Karen Rossotto U.S. Securities and Exchange Commission June 25, 2012

extent such investments are permissible for the Fund.” Currently the Fund does not intend to invest in such higher-risk debt securities.

*           *          *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

                            On behalf of The Law Offices of John H. Lively & Associates, Inc.
                            A member firm of The 1940 Act Law GroupTM

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